Exhibit 99.(a)(9)

1020 - 800 West Pender Street
Vancouver, BC Canada V6C 2V6
Tel 604 684·6365
Fax 604 684·8092
Toll Free 1 800 667·2114
WWW.CONTINENTALMINERALS.COM

CONTINENTAL SETS APRIL 22, 2011 FOR RECONVENED SECURITYHOLDERS MEETING
Completion Of Arrangement Expected To Occur Before April 30,2011

April 7, 2011 Vancouver, BC – Continental Minerals Corporation (TSX-V:KMK, OTCBB:KMKCF) (“Continental” or the “Company”) announces the reconvening of its special securityholders meeting for 2 PM Friday April 22, 2011 at the Metropolitan Hotel, Vancouver and completion of the SEC review of its Schedule 13E-3 filing. A Supplement dated April 7, 2011 to the Management Information Circular of January 17, 2011, forms the basis of the 13E-3 filing and provides supplemental background information to the negotiations leading up to the September, 2010 letter agreement and attaches as exhibits some Xietongmen property mine modeling and valuation presentations prepared by advisors to both parties. The Supplement also includes some additional details about the terms of, and participants in, the Arrangement as well as some further analysis of and support for the parties’ respective fairness determinations.

Shareholders who have submitted proxies to vote in favour of the Arrangement and who wish to continue to do so, need do nothing further. Shareholders who have already submitted a proxy but who wish to change their it may do so up until the time of the Meeting by mail or fax instruction to the proxy depositary in accordance with the instructions in the January 17th, 2011 Circular. Additional proxy forms can be downloaded from www.sedar.com.

A further news release after the Meeting will contain the final vote details and if the Arrangement is approved, will contain other transaction completion details, including the final timing and the final estimate of the Arrangement Dividend for Common Shareholders.

A copy of the 13E-3 filing will also be filed at www.SEDAR.com and available for download later today. The draft Supplement in substantially the same form as will be filed today has been available for download from the SEC website (www.sec.gov) since March 24th. Securityholders wishing to have the Company deliver them a paper copy of the Supplement should contact the Company or its proxy solicitation agent, Laurel Hill Advisory Group at the contact numbers below.

Jinchuan is a large China-based mining group and has agreed, subject to shareholders approvals and other customary conditions, to acquire Continental for aggregate cash consideration of approximately C$431 million through a statutory plan of arrangement process. The acquisition is subject to the terms and conditions of an Arrangement Agreement, as amended, which is filed on SEDAR and described in the original Management Information Circular of January 17, 2011 as augmented by the final Supplement dated April 7, 2011.

Advisors

BMO Capital Markets is sole financial advisor to Continental in connection with the proposed Arrangement. McCarthy Tétrault LLP acts as counsel to the special committee of the Board and Lang Michener LLP acts as general counsel to Continental.

Sino Resources Capital Pty Ltd. and Blake, Cassels & Graydon LLP are the financial and legal advisors to Jinchuan respectively in respect of the Arrangement.

About Continental

Continental is a TSX Venture Exchange listed resource company associated with the Vancouver-based Hunter Dickinson Group of mining companies. Since 2005, Continental has focused on exploring and unlocking the value of its large Xietongmen copper-gold property in Tibet Autonomous Region, PRC.

About Jinchuan

Jinchuan Group is a large integrated non-ferrous metallurgical and chemical engineering enterprise engaged in mining, concentrating, metallurgy and chemical engineering. It produces nickel, copper, cobalt, rare and precious metals and also some chemical products such as sulfuric acid, caustic soda, liquid chlorine, hydrochloric acid and sodium sulfite, together with some further processed nonferrous metals products. The output of nickel and platinum group metals respectively accounts for more than 90% of the total in China. Jinchuan Group Ltd. is the largest producer of nickel-cobalt in China.

Additional Information and Where to Find It

Continental and Jinchuan Group Ltd. have filed a Schedule 13E-3 with the SEC on March 23, 2011 in connection with the proposed Arrangement which will be amended effective April 8, 2011. The Schedule 13E-3 contains additional information regarding the Arrangement, including, without limitation, information regarding the special meeting of shareholders of Continental Minerals Corporation that will be called to consider the proposed Arrangement. The Schedule 13E-3 contains important information about the parties to the Arrangement, the proposed Arrangement and related matters. Investors and shareholders should read the Schedule 13E-3 (and any amended Schedule 13E-3) and the other documents filed with the SEC in connection with the proposed Arrangement carefully before they make any decision with respect to the proposed Arrangement. A copy of the Plan of Arrangement, as amended with respect to the proposed Arrangement is an exhibit to the Schedule 13E-3.

The Schedule 13E-3 and all other documents filed with the SEC in connection with the proposed Arrangement is available free of charge at the SEC's web site at www.sec.gov. Additionally, the Schedule 13E-3 and all other documents filed with the SEC in connection with the Plan of Arrangement will be made available to investors or shareholders free of charge by calling or writing to:

Continental Investor Relations

Attention: Ms Susie Bell
Toll Free: 1-800-667-2114
Ph: (604) 684-6365
Fax: (604) 684-8092
Email: info@hdgold.com

Laurel Hill Advisory Group 1 888 268 4302

Cautionary Notes Regarding Forward-Looking Statements and No Regulatory Review

This press release contains “forward-looking statements” within the meaning of applicable Canadian securities laws concerning the likelihood of the Arrangement completing. Although Continental has attempted to identify important factors and conditions that could prevent the Arrangement from completing there may be other conditions or factors that are yet to be determined based in part on the present need to secure shareholder, regulatory and other approvals and complete, regulatory filings and Court documents. There can be no assurance that Continental’s identification of conditions and completion factors will prove to be complete or accurate, as future events could differ materially from those anticipated in such statements. Accordingly, readers should understand completion of the Arrangement is not certain and they should. not place undue reliance on forward- looking statements. Neither the TSX Venture Exchange nor its regulation services provider (as that term is defined in the policies of the TSX Venture Exchange) accept responsibility for the adequacy or accuracy of this news release.